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                              September 15, 2020

       Josep Bassaganya-Riera
       Chairman, President and Chief Executive Officer
       Landos Biopharma, Inc.
       1800 Kraft Drive, Suite 216
       Blacksburg, VA 24060

                                                        Re: Landos Biopharma,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
1, 2020
                                                            CIK No. 0001785345

       Dear Dr. Bassaganya-Riera:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 1, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1 and continue to object to your statements that you are focused on
developing "first-in-class" therapeutics and that your therapeutics are potentially
"first-in-class." The qualifiers "if effective and approved" and "whereby our product candidates use
unique and new mechanisms of action" do not address our
                                                        concerns that
"first-in-class" continues to imply (i) that your product candidates will be effective and (ii) your
product candidates are likely to be the first treatments available, neither of which is
appropriate at this stage of development. Please revise your registration statement
to remove the phrase "first-in-class."
 Josep Bassaganya-Riera
FirstName LastNameJosep
Landos Biopharma,  Inc. Bassaganya-Riera
Comapany 15,
September NameLandos
              2020     Biopharma, Inc.
September
Page 2    15, 2020 Page 2
FirstName LastName

         You may state, if accurate, that your product candidates are the first orally administered therapeutics to target the LANCL2, NLRX1 and PLXDC2 pathways for the treatment of the various indications described in the prospectus. However, you may not state or imply that your product candidates will be the first products in this class available.
Our portfolio, page 3

2. We note your response to prior comment 3 and updated disclosure and reissue in part.
         Please remove the "ongoing/completed" language from your pipeline chart and adjust the length of the bars to reflect whether studies or a trial is ongoing or has been completed.
         For example, for product candidates that are currently in a Phase I trial, you may extend the bar to the middle of the Phase I trial column, but not to the end.

         We further note the distinction in your chart between "preclinical" and "IND-enabling"
         studies. As "IND-enabling" studies are preclinical, please revise your table to eliminate the distinction between the preclinical and IND-enabling studies and show preclinical only.
Our strengths, page 5

3. We note your response to prior comment 7. Please revise your disclosure throughout the document where the term "significant unmet medical need" is used to clarify that you have not yet had conversations with the FDA regarding fast track designation or priority review for your product candidates.
Our strategy, page 6

4. We note your response to prior comment 4. Your response supports the statements that you believe you are a leader in developing immunometabolic product candidates for IBD and understanding the immune effects of the LANCL2 pathway. However, your response does not support the claim that you are a leader in the broader field of immunometabolism, please revise your disclosure to remove this claim.
5. We note your response to prior comment 5 and reissue the comment. Your prospectus continues to state that you intend to "rapidly advance" your product candidates and to
         "accelerate" the discovery and development of therapeutics for autoimmune diseases.
         Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative. Business
Our Portfolio, page 89

6. Please remove the new pipeline graphic that you have inserted at the end of "Our portfolio" introduction. The graphic assumes regulatory approvals which may or may not
 Josep Bassaganya-Riera
Landos Biopharma, Inc.
September 15, 2020
Page 3
      be granted and that the data from your preclinical studies and clinical trials will permit you to further progress each of your product candidates.
Our strengths, page 93

7. We note your statement that no dose-limiting toxicities have been observed in doses up to
      7-fold higher than the currently proposed therapeutic dose for BT-11 in completed clinical trials. The prospectus only references one completed clinical trial of BT-11. Please update your disclosure to describe any additional clinical trials of BT-11 that have been completed or revise your statement to clarify that only one trial of BT-11 has been completed.
Foundations of the LANCE platform, page 100

8. We refer to prior comment 13 and note that the graphic you have added at the top of page
      100 continues to state that your therapeutic candidates have improved safety profiles.
      Please remove any disclosure stating or implying that your product candidates are safe as that determination is within the authority of the FDA and comparable regulatory bodies.
Consolidated balance sheets, page F-3

9. Please revise to only present the pro forma balance sheet as of June 30, 2020, the latest balance sheet included in the filing. Also revise the footnote discussion on page F-8 as appropriate.
       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameJosep Bassaganya-Riera
                                                             Division of
Corporation Finance
Comapany NameLandos Biopharma, Inc.
                                                             Office of Life
Sciences
September 15, 2020 Page 3
cc:       Eric Blanchard
FirstName LastName